Item (16) (11)
Opinion and Consent of Counsel

[LETTERHEAD]
January 27, 2009
Transamerica Series Trust
570 Carillon Parkway
St. Petersburg, Florida 33716
Dear Sir or Madam:
This opinion is furnished in connection with the proposed filing of an N-14 on behalf of Transamerica Series Trust (the “Trust”).
Transamerica Series Trust has been duly organized, exists in good standing, and is authorized to issue shares of beneficial interest. The shares of Transamerica Series Trust to be issued in connection with the Registration Statement have been duly authorized and when issued and delivered as provided in the Registration Statement will be validly issued, fully paid and nonassessable by the Trust.
I, as General Counsel to Transamerica Series Trust, hereby consent to the filing of this opinion with the N-14 filing.
Very truly yours,
/s/ Dennis P. Gallagher
Dennis P. Gallagher
Vice President, General Counsel and Secretary
Transamerica Series Trust